Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

February 15, 2017

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Amendment No. 4 to Registration Statement on Form S-1 Filed January 27, 2017 File No. 333-210675 Form 10-K for Fiscal Year Ended July 31, 2016 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated February 9, 2017, relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 filed on January 27, 2017. The responses below have been numbered to correspond with the comments in your February 9, 2017 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) with this letter.

General

1. We note that your stock is now trading on the OTC Pink marketplace. Please note that this is not considered a market for purposes of selling at market prices. Please revise the disclosure to reflect that the selling shareholders will sell at a fixed price until your stock is traded on the OTCQX or OTCQB.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 5 has been revised to reflect that the selling security holders will sell shares at a fixed price of $0.002 per share until the Company’s common stock is traded on the OTCQB or OTCQX marketplace.

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Securities and Exchange Commission

Division of Corporation Finance

February 15, 2017

Executive Compensation, page 49

2. Please reconcile the summary compensation table, which reflects $31,000 in payments, with the disclosure following the table which reflects an annual fee of $36,000. Please explain why this amount is included in all other compensation rather than salary, given the language set forth in the employment agreement, which refers to this as an annual base salary, not consulting fee.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 5 has been revised to reconcile the amount paid to Mr. Vallos during the fiscal year ended July 31, 2016 ($31,000) with the annual amount owed to Mr. Vallos under this employment agreement ($36,000). The Company entered into the employment agreement with Mr. Vallos as of October 15, 2015, and paid Mr. Vallos $31,000 in salary under the employment agreement during the fiscal year ended July 31, 2016. The Company did not pay or accrue any additional salary due to Mr. Vallos for the fiscal year ended July 31, 2016.

Security Ownership of Certain Beneficial Owners and Management, page 51

3.We note the issuance of preferred stock to Flex Mining Ltd. that votes with the common stock. Please revise the beneficial ownership table to reflect the amount and percentage of the voting class held by Flex Mining including this preferred stock as required by Item 403 of Regulation S-K.

Company Response 3:

The Company respectfully informs the Staff that the beneficial ownership table in Amendment No. 5 has been revised to reflect the amount and percentage of each voting class held by Flex Mining Ltd., as required by Item 403 of Regulation S-K.

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We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated February 9, 2017. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

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Securities and Exchange Commission

Division of Corporation Finance

February 15, 2017

ACKNOWLEDGEMENT

In connection with Gold Lake Corp.’s (the “Company”) letter dated February 15, 2017, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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